SAMEXMINING CORP.

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:                       Name and Address of Company

SAMEX Mining Corp.
#301 32920 Ventura Avenue
Abbotsford, BC  V2S 6J3
Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:                       Date of Material Change

June 22, 2012

Item 3:                       News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on June 22, 2012 and was disseminated through the wire services of Marketwire.

Item 4:                       Summary of Material Change

EXTENSION OF WARRANT TERM

SAMEX is applying to the TSX Venture Exchange to extend the term of warrants for the purchase of 1,823,668 shares at $0.35 per share.  These warrants were originally issued with a two-year term expiring July 8, 2012, and SAMEX is making application to extend the term of these warrants for two additional years until July 8, 2014.   The exercise price of the warrants will remain at $0.35 per share.  A Control Person/Insider of SAMEX, Sasan Sadeghpour holds 861,834 of these warrants.

Item 5:                       Full Description of Material Change

EXTENSION OF WARRANT TERM

SAMEX is applying to the TSX Venture Exchange to extend the term of warrants for the purchase of 1,823,668 shares at $0.35 per share.  These warrants were originally issued with a two-year term expiring July 8, 2012, and SAMEX is making application to extend the term of these warrants for two additional years until July 8, 2014.   The exercise price of the warrants will remain at $0.35 per share.  A Control Person/Insider of SAMEX, Sasan Sadeghpour holds 861,834 of these warrants.

Item 6:                       Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:                       Omitted Information

There is no omitted information.

Item 8:                       Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:                       Date of Report

Dated at Abbotsford, British Columbia, the 22nd day of June, 2012.

“Larry D. McLean”
Director